3628

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 028/2007

January 18, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07020460

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
JAN 2 5 2007 E
THOMSON FINANCIAL

Yours sincerely,

Adit Laixuthai
Jan 18, 07

dlo 1/23

SEC MAIL PROCESSING RECEIVED

ทะเบียนเลขที่ 0107536000315
www.kasikornbank.com

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Ref. FA. 002/2007

18 January 2007

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statement

Enclosed herewith, please find copies of the unaudited financial statements for the year ended 31 December 2006 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary statement of assets and liabilities [1]

As of 31 December 2006

Assets	Baht	Liabilities	Baht
Cash	17,856,735,786.41	Deposits	752,053,202,620.11
Interbank and money market items	82,878,988,993.31	Interbank and money market items	18,005,328,771.41
Securities purchased under resale agreements	22,200,000,000.00	Liabilities payable on demand	6,870,751,904.88
Investment in securities, net	109,882,189,796.89	Securities sold under repurchase agreements	-
(with obligations Baht 8,861,293,344.74)		Borrowings	45,981,853,346.72
Credit advances (net of allowance for doubtful accounts)	645,918,072,410.11	Bank's liabilities under acceptance	525,174,569.48
Accrued interest receivables	1,628,509,274.76	Other liabilities	25,016,144,467.62
Properties foreclosed	11,639,583,138.12	Total Liabilities	848,452,455,680.22
Customers' liabilities under acceptance	525,174,569.48		
Premises and equipment, net	22,011,752,074.10	**Shareholders' equity**	
Other assets	22,149,749,002.59	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,821,477,330.00
		Reserves and net profit after appropriation	48,116,138,073.46
		Other reserves and profit and loss account	16,300,683,962.09
		Total shareholders' equity	88,238,299,365.55
Total Assets	936,690,755,045.77	Total Liabilities and Shareholders' equity	936,690,755,045.77
Customers' liabilities under unmatured bills	5,162,800,554.99	Bank's liabilities under unmatured bills	5,162,800,554.99
Total	941,853,555,600.76	Total	941,853,555,600.76

	Baht
Non-Performing Loans [2] (net) as of 31 December 2006 (Quarterly)	20,885,830,973.84
(3.17% of total loans after allowance for doubtful accounts of Non – Performing Loans)	
Required provisioning for loan loss as of 31 December 2006 (Quarterly)	21,859,786,895.42
Actual allowance for doubtful accounts	27,988,291,737.08
Loan to related parties	17,120,793,539.10
Loans to related asset management companies	6,550,000,000.00
Loans to related parties due to debt restructuring	1,104,235,958.95
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	101,435,739,395.10
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	639,151,297.66
Letter of credit	19,200,000,400.94

[1] This summary statement has not been reviewed or audited by Certified Public Accountant

[2] Non – Performing Loans (gross) as of 31 December 2006 (Quarterly) 38,290,688,951.16

(5.67% of total loans before allowance for doubtful accounts)

mw

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2006	30 September 2006	Change	31 December 2005	31 December 2006	30 September 2006	Change	31 December 2005
ASSETS								
Cash	17,857,259	14,646,282	3,210,977	14,912,704	17,856,736	14,645,811	3,210,925	14,912,319
Interbank and money market items								
Domestic items								
Interest bearing	1,375,214	2,298,090	(922,876)	4,925,528	1,321,941	2,253,983	(932,042)	4,829,743
Non-interest bearing	1,734,958	3,184,950	(1,449,992)	1,709,244	1,825,247	3,260,996	(1,435,749)	1,744,585
Foreign items								
Interest bearing	79,098,887	75,721,359	3,377,528	58,794,848	79,098,887	75,721,359	3,377,528	58,794,848
Non-interest bearing	632,914	1,152,038	(519,124)	498,990	632,914	1,152,038	(519,124)	498,990
Total interbank and money market items-net	82,841,973	82,356,437	485,536	65,928,610	82,878,989	82,388,376	490,613	65,868,166
Securities purchased under resale agreements	22,200,000	30,560,000	(8,360,000)	9,500,000	22,200,000	30,560,000	(8,360,000)	9,500,000
Investments								
Current investments-net	51,338,397	52,271,292	(932,895)	50,105,261	51,022,673	51,819,037	(796,364)	49,410,702
Long-term investments-net	50,165,759	48,588,215	1,577,544	49,009,071	49,298,641	47,348,344	1,950,297	47,688,866
Investment in subsidiaries & associated companies-net	482,468	445,144	37,324	450,332	9,560,876	9,494,330	66,546	8,967,037
Total investments-net	101,986,624	101,304,651	681,973	99,564,664	109,882,190	108,661,711	1,220,479	106,066,605
Loans and accrued interest receivables								
Loans	677,760,279	654,028,741	23,731,538	626,946,286	673,889,578	648,659,719	25,229,859	621,090,153
Accrued interest receivables	1,812,525	1,952,175	(139,650)	1,745,359	1,628,509	1,657,716	(29,207)	1,318,943
Total loans and accrued interest receivables	679,572,804	655,980,916	23,591,888	628,691,645	675,518,087	650,317,435	25,200,652	622,409,096
Less Allowance for doubtful accounts	(31,703,047)	(33,276,728)	1,573,681	(34,767,313)	(26,712,346)	(26,380,501)	(331,845)	(26,721,376)
Less Revaluation allowance for debt restructuring	(1,289,861)	(2,986,626)	1,696,765	(2,671,805)	(1,259,160)	(2,933,650)	1,674,490	(2,354,976)
Total loans and accrued interest receivables-net	646,579,896	619,717,562	26,862,334	591,252,527	647,546,581	621,003,284	26,543,297	593,332,744
Properties foreclosed-net	16,495,561	16,768,747	(273,186)	17,462,673	11,639,583	11,832,424	(192,841)	12,603,188
Customers' liability under acceptance	525,175	549,634	(24,459)	857,411	525,175	549,634	(24,459)	857,411
Premises and equipment-net	22,300,816	22,087,275	213,541	21,440,593	22,011,752	21,463,676	548,076	20,807,158
Intangible assets-net	5,310,658	5,236,281	74,377	4,900,016	3,963,506	3,849,788	113,718	3,403,864
Derivative revaluation	9,827,153	6,485,486	3,341,667	3,278,461	9,827,153	6,485,486	3,341,667	3,278,461
Other assets-net	9,583,632	8,746,268	837,364	8,210,907	8,359,090	7,383,663	975,427	7,069,634
Total Assets	935,508,747	908,458,623	27,050,124	837,308,566	936,690,755	908,823,853	27,866,902	837,699,550

mw

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2006	30 September 2006	Change	31 December 2005	31 December 2006	30 September 2006	Change	31 December 2005
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in bath	744,958,042	725,286,958	19,671,084	686,611,736	746,026,157	725,778,043	20,248,114	687,741,854
Deposits in foreign currencies	6,027,045	4,922,032	1,105,013	3,725,484	6,027,045	4,922,032	1,105,013	3,725,484
Total deposits	750,985,087	730,208,990	20,776,097	690,337,220	752,053,202	730,700,075	21,353,127	691,467,338
Interbank and money market items								
Domestic items								
Interest bearing	14,860,644	17,256,521	(2,395,877)	14,757,347	15,254,911	17,626,521	(2,371,610)	14,498,381
Non-interest bearing	1,530,002	2,204,716	(674,714)	2,493,462	1,532,574	2,204,716	(672,142)	2,493,462
Foreign items								
Interest bearing	523,465	30,726	492,739	151,826	523,465	30,726	492,739	151,826
Non-interest bearing	694,380	182,513	511,867	290,142	694,380	182,513	511,867	290,142
Total interbank and money market items	17,608,491	19,674,476	(2,065,985)	17,692,777	18,003,330	20,044,476	(2,039,146)	17,433,811
Liability payable on demand	6,870,752	5,819,708	1,051,044	5,904,217	6,870,752	5,819,708	1,051,044	5,904,217
Borrowings								
Short-term borrowings	26,619,531	27,745,000	(1,125,469)	6,815,600	26,807,900	27,850,000	1,042,100	6,815,600
Long-term borrowings	19,173,953	19,470,766	(296,813)	20,170,374	19,173,953	19,470,766	(296,813)	20,170,374
Total borrowings	45,793,484	47,215,766	(1,422,282)	26,985,974	45,981,853	47,320,766	(1,338,913)	26,985,974
Bank's liability under acceptance	525,175	549,634	(24,459)	857,411	525,175	549,634	(24,459)	857,411
Derivative revaluation	6,611,065	3,975,889	2,635,176	3,034,382	6,611,065	3,975,889	2,635,176	3,034,382
Other liabilities	18,876,374	15,969,744	2,906,630	14,380,984	18,405,079	15,368,911	3,036,168	13,902,324
Total Liabilities	847,270,428	823,414,207	23,856,221	759,192,965	848,452,456	823,779,459	24,672,997	759,585,457

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2006	30 September 2006	Change	31 December 2005	31 December 2006	30 September 2006	Change	31 December 2005
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,382,147,733 ordinary shares, Baht 10 per value	23,821,477				23,821,477			
2,381,941,133 ordinary shares, Baht 10 per value		23,819,411	2,066			23,819,411	2,066	
2,373,293,667 ordinary shares, Baht 10 per value				23,732,937				23,732,937
Premium on ordinary shares	17,903,743	17,900,062	3,681	17,737,192	17,903,743	17,900,062	3,681	17,737,192
Appraisal surplus on asset revaluation	9,883,085	9,917,985	(34,900)	10,024,386	9,883,084	9,917,985	(34,901)	10,024,386
Revaluation surplus (deficit) on investments	(156,538)	83,818	(240,356)	(529,067)	(156,538)	83,818	(240,356)	(529,067)
Retained earning								
Appropriated								
Legal reserve	2,160,000	1,470,000	690,000	1,470,000	2,160,000	1,470,000	690,000	1,470,000
Unappropriated	34,626,533	31,853,118	2,773,415	25,678,645	34,626,533	31,853,118	2,773,415	25,678,645
	88,238,300	85,044,394	3,193,906	78,114,093	88,238,299	85,044,394	3,193,905	78,114,093
Minority interests	19	22	(3)	1,508	-	-	-	-
Total Shareholders' equity	88,238,319	85,044,416	3,193,903	78,115,601	88,238,299	85,044,394	3,193,905	78,114,093
Total Liabilities and Shareholders' equity	935,508,747	908,458,623	27,050,124	837,308,566	936,690,755	908,823,853	27,866,902	837,699,550
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	639,151	648,243	(9,092)	747,376	639,151	648,243	(9,092)	747,376
Liability under unmatured import bills	5,162,801	5,054,309	108,492	5,546,381	5,162,801	5,054,309	108,492	5,546,381
Letters of credit	19,200,000	17,269,981	1,930,019	13,627,411	19,200,000	17,269,981	1,930,019	13,627,411
Other contingencies	1,125,293,704	1,046,330,614	78,963,090	829,778,731	1,125,098,631	1,046,159,091	78,939,540	829,643,286

mw

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	Q4/06	Q3/06	Change	Q4/06	Q3/06	Change
Interest and dividend income						
Loans	11,716,765	10,973,483	743,282	11,806,419	11,088,762	717,657
Interbank and money market items	1,414,608	970,928	443,680	1,413,147	969,764	443,383
Hire purchase and financial lease	169,442	137,810	31,632	-	-	-
Investments	1,202,690	1,062,188	140,502	1,196,373	1,055,633	140,740
Total interest and dividend income	14,503,505	13,144,409	1,359,096	14,415,939	13,114,159	1,301,780
Interest expenses						
Deposits	4,881,924	3,961,694	920,230	4,883,826	3,962,765	921,061
Interbank and money market items	73,383	125,996	(52,613)	79,480	131,919	(52,439)
Short-term borrowings	402,240	274,748	127,492	403,983	275,242	128,741
Long-term borrowings	256,801	269,219	(12,418)	256,801	269,219	(12,418)
Total interest expenses	5,614,348	4,631,657	982,691	5,624,090	4,639,145	984,945
Net income from interest and dividend	8,889,157	8,512,752	376,405	8,791,849	8,475,014	316,835
Bad debt and doubtful accounts (reversal)	(171,528)	(425,686)	254,158	(78,080)	(372,036)	293,956
Loss on debt restructuring	1,767,629	1,883,657	(116,028)	1,609,094	1,820,789	(211,695)
Net income from interest and dividend after bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,293,056	7,054,781	238,275	7,260,835	7,026,261	234,574
Non-interest income						
Gain (loss) on investment	(23,310)	69,292	(92,602)	(30,249)	75,222	(105,471)
Share of profit from investments on equity method	39,199	73,493	(34,294)	63,445	35,793	27,652
Fees and service income						
Acceptance, aval and guarantees	194,526	215,718	(21,192)	194,526	215,718	(21,192)
Others	2,773,945	2,522,939	251,006	2,510,252	2,262,683	247,569
Gain on exchanges	419,487	552,041	(132,554)	419,487	552,041	(132,554)
Other income	552,357	306,724	245,633	436,675	294,159	142,516
Total non-interest income	3,956,204	3,740,207	215,997	3,594,136	3,435,616	158,520
Non-interest expenses						
Personnel expenses	2,383,167	2,070,069	313,098	2,234,255	1,927,261	306,994
Premises and equipment expenses	1,603,667	1,307,575	296,092	1,565,885	1,266,893	298,992
Taxes and duties	635,973	558,875	77,098	619,149	548,685	70,464
Fees and service expenses	862,273	704,704	157,569	822,649	671,230	151,419
Directors' remuneration	13,885	22,920	(9,035)	12,385	21,420	(9,035)
Contribution to Financial Institutions Development Fund	689,132	689,132	-	689,132	689,132	-
Other expenses	1,573,986	1,023,585	550,401	1,462,922	951,342	511,580
Total non-interest expenses	7,762,083	6,376,860	1,385,223	7,406,377	6,075,963	1,330,414
Income before income tax	3,487,177	4,418,128	(930,951)	3,448,594	4,385,914	(937,320)
Income tax expense	58,665	1,342,590	(1,283,925)	20,080	1,310,373	(1,290,293)
Net income before minority interest	3,428,512	3,075,538	352,974	3,428,514	3,075,541	352,973
Loss (Gain) of minority interest	2	3	(1)	-	-	-
Net income	3,428,514	3,075,541	352,973	3,428,514	3,075,541	352,973
Basic earning per share (Baht)	1.44	1.29	0.15	1.44	1.29	0.15
Number of the weighted average number of ordinary shares ('000)	2,382,125	2,381,898	227	2,382,125	2,381,898	227

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the year ended 31 December 2006 and 2005

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2006	2005	Change	2006	2005	Change
Interest and dividend income						
Loans	42,410,592	31,603,991	10,806,601	42,692,393	30,919,200	11,773,193
Interbank and money market items	4,487,165	2,387,347	2,099,818	4,481,960	2,385,998	2,095,962
Hire purchase and financial lease	465,496	23,554	441,942	-	-	-
Investments	4,446,501	4,050,597	395,904	4,325,314	4,024,931	300,383
Total interest and dividend income	51,809,754	38,065,489	13,744,265	51,499,667	37,330,129	14,169,538
Interest expenses						
Deposits	14,708,962	5,754,393	8,954,569	14,712,763	5,755,958	8,956,805
Interbank and money market items	512,839	338,962	173,877	532,722	302,259	230,463
Short-term borrowings	908,930	56,084	852,846	911,167	56,084	855,083
Long-term borrowings	1,066,427	1,133,609	(67,182)	1,066,427	1,133,609	(67,182)
Total interest expenses	17,197,158	7,283,048	9,914,110	17,223,079	7,247,910	9,975,169
Net income from interest and dividend	34,612,596	30,782,441	3,830,155	34,276,588	30,082,219	4,194,369
Bad debt and doubtful accounts	651,535	598,883	52,652	1,053,010	1,104,350	(51,340)
Loss on debt restructuring	4,767,111	3,062,990	1,704,121	4,327,031	2,431,231	1,895,800
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	29,193,950	27,120,568	2,073,382	28,896,547	26,546,638	2,349,909
Non-interest income						
Gain on investment	210,923	427,062	(216,139)	207,133	347,318	(140,185)
Share of profit (loss) from investments on equity method	177,690	(35,362)	213,052	311,746	363,476	(51,730)
Fees and service income						
Acceptance, aval and guarantees	782,722	685,470	97,252	782,722	685,470	97,252
Others	9,844,893	8,656,040	1,188,853	8,806,579	7,835,230	971,349
Gain on exchanges	1,670,154	1,129,029	541,125	1,670,154	1,129,029	541,125
Other income	1,473,180	1,439,765	33,415	1,264,021	1,101,811	162,210
Total non-interest income	14,159,562	12,302,004	1,857,558	13,042,355	11,462,334	1,580,021
Non-interest expenses						
Personnel expenses	8,177,502	7,840,624	336,878	7,612,772	7,381,768	231,004
Premises and equipment expenses	5,398,659	4,336,010	1,062,649	5,245,026	4,220,228	1,024,798
Taxes and duties	2,241,101	1,677,186	563,915	2,179,005	1,618,035	560,970
Fees and service expenses	2,914,334	2,157,091	757,243	2,770,033	2,078,503	691,530
Directors' remuneration	86,168	72,473	13,695	80,128	65,426	14,702
Contribution to Financial Institutions Development Fund	2,768,801	2,825,982	(57,181)	2,768,801	2,825,982	(57,181)
Other expenses	3,978,714	2,516,569	1,462,145	3,637,946	2,020,244	1,617,702
Total non-interest expenses	25,565,279	21,425,935	4,139,344	24,293,711	20,210,186	4,083,525
Income before income tax	17,788,233	17,996,637	(208,404)	17,645,191	17,798,786	(153,595)
Income tax expense	4,125,618	4,002,825	122,793	3,981,150	3,868,935	112,215
Net income before minority interest	13,662,615	13,993,812	(331,197)	13,664,041	13,929,851	(265,810)
Loss (income) of minority interest	1,426	(63,961)	65,387	-	-	-
Net income	13,664,041	13,929,851	(265,810)	13,664,041	13,929,851	(265,810)
Basic earning per share (Baht)	5.74	5.87	(0.13)	5.74	5.87	(0.13)
Number of the weighted average number of ordinary shares ('000)	2,381,474	2,371,366	10,108	2,381,474	2,371,366	10,108

Data of Consolidated

Million Baht

	31 Dec 06	30 Sep 06
[illegible]	[illegible]	[illegible]
Total Assets	935,509	908,459
[illegible]	[illegible]	[illegible]
NPL (net)	27,282	N/A
[illegible]	[illegible]	[illegible]
Total Capital funds ratio	14.74%	16.09%
[illegible]	[illegible]	[illegible]
ROA	1.48%	1.40%
[illegible]	[illegible]	[illegible]

Interest Rate	31 Dec 06	30 Sep 06
[illegible]	[illegible]	[illegible]
MOR	8.00%	8.00%
[illegible]	[illegible]	[illegible]
Saving	0.75%	0.75%
[illegible]	[illegible]	[illegible]
Fixed 6 months	3.75%	3.75%
[illegible]	[illegible]	[illegible]
Fixed 24 months	4.75%	4.75%
[illegible]	[illegible]	[illegible]

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q4/06	Q3/06	Change
Total interest and dividend income	14,503	13,144	1,359
Total interest expenses	5,614	4,631	983
Net income from interest and dividend	8,889	8,513	376
Bad debt and doubtful accounts (reversal)	(172)	(426)	254
Loss on debt restructuring	1,768	1,884	(116)
Net income from interest and dividend after of bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,293	7,055	238
Total non-interest income	3,956	3,740	216
Total non-interest expenses	7,762	6,377	1,385
Income before income tax	3,487	4,418	(931)
Income tax expenses	58	1,342	(1,284)
Net income	3,429	3,076	353

In the fourth quarter of 2006, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,429 million, increasing from the preceding quarter by Baht 353 million or 11.48%. The items having significant changes are as follows:

- Total interest and dividend income, up by Baht 1,359 million or 10.34% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q4/06	Q3/06	Change
Loans	11,717	10,973	744
Interbank and money market items	1,414	971	443
Hire purchase and financial lease	169	138	31
Investments	1,203	1,062	141
Total	14,503	13,144	1,359

- Interest income from loans, increased by Baht 744 million or 6.78% as a result of loan growth.

MW

- **Total interest expenses,** up by Baht 983 million or 21.23% over the preceding quarter, as follows:

Million Baht

Interest expenses	Q4/06	Q3/06	Change
Deposits	4,882	3,961	921
Interbank and money market items	73	126	(53)
Short-term borrowings	402	275	127
Long-term borrowings	257	269	(12)
Total	5,614	4,631	983

- **Interest expenses from deposits, up by Baht 921 million or 23.25% due mainly to an increse of fixed deposits.**

- **Bad debt and doubtful accounts (reversal),** down from the preceding quarter by Baht 254 million or 59.62%.

Million Baht

Bad debt and doubtful accounts (reversal)	Q4/06	Q3/06	Change
The Bank-only			
>> addition in this quarter	1,531	1,450	81
>>compensate for loss on debt restructuring	(1,609)	(1,821)	212
Subsidiaries			
>> decreased in this quarter	(94)	(55)	(39)
Total	(172)	(426)	254

- **Non-interest income,** up by Baht 216 million or 5.78% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q4/06	Q3/06	Change
Gain (loss) on investment	(23)	69	(92)
Share of profit from investments on equity method	39	73	(34)
Fee and service income	2,968	2,739	229
Gain on exchange	420	552	(132)
Other income	552	307	245
Total	3,956	3,740	216

- Share of profit from investments on equity method

Million Baht

Profit (loss)*	Q4/06	Q3/06	Change
Phethai – AMC	67	(40)	107
Other associates and subsidiaries	(4)	76	(80)
Total	63	36	27

* The Bank-only figure

- Fee and service income, up by Baht 229 million or 8.36% from the preceding quarter due mainly to fee received from credit card, advisory fee and underwriting fee.

- **Total non-interest expenses,** up from the preceding quarter by Baht 1,385 million or 21.72% due mainly to the higher promotion and public relation expenses, the Bank's strategic projects expenses, provision for bonus and the increasing number of employee as a result of the Bank's strategic projects.

Million Baht

Non-interest expenses	Q4/06	Q3/06	Change
Personnel expenses	2,383	2,070	313
Premises and equipment expenses	1,604	1,307	297
Taxes and duties	636	559	77
Fee and service expenses	862	705	157
Directors' remuneration	14	23	(9)
Contributions to FIDF	689	689	-
Other expenses	1,574	1,024	550
Total	7,762	6,377	1,385

- **Income tax expense,** down from the preceding quarter by Baht 1,284 million or 95.68% as a result of tax benefit from Ploy Asset Management Company Limited liquidation where has already deregistered from the Ministry of commerce on, December 22, 2006.

MW

Consolidated Balance Sheets

Million Baht

	31 Dec 06	30 Sep 06	Change
Total Assets	935,509	908,459	27,050
Total Liabilities	847,271	823,414	23,857
Total Shareholders' equity	88,238	85,045	3,193

>> Assets

Million Baht

	31 Dec 06	30 Sep 06	Change
Total Assets	935,509	908,459	27,050
▪ Securities purchased under resale agreements	22,200	30,560	(8,360)
▪ Investment-net	101,987	101,305	682
▪ Loans and accrued interest receivables-net	646,580	619,718	26,862

The items of **Total Assets** having significant changes are as follows:

- **Investment in the bond repurchase market with the Bank of Thailand**, down by Baht 8,360 million or 27.36% as the result of the Bank's liquidity management.
- **Investment (net)** up by Baht 682 million or 0.67%

Million Baht

Investments	31 Dec 06	30 Sep 06	Change
Debt securities	97,217	95,788	1,429
Equity securities	4,770	5,517	(747)
Total	101,987	101,305	682

- **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	31 Dec 06	30 Sep 06	Change
Loans	677,760	654,029	23,731
● Restructured loans	61,514	67,050	(5,536)
-Performing Restructured loans	38,187	38,685	(498)
- Non- performing Restructured loans [1]	23,327	28,365	(5,038)
● Non- restructured loans	616,246	586,979	29,267
Interest receivables	1,813	1,952	(139)
Total loans and interest receivables	679,573	655,981	23,592
Less Allowance for doubtful accounts	(31,703)	(33,277)	1,574
Revaluation allowance for debt restructuring	(1,290)	(2,986)	1,696
Total loans and interest receivables-net	646,580	619,718	26,862

Loans, up by Baht 23,731 million or 3.63% due mainly to an increase of new loans (after repayment) amounted to Baht 29,707 million while loan written off amounted to Baht 5,976 million in this quarter.

Allowance for doubtful accounts

New Regulation

The Bank of Thailand has enforced a Notification, governing Worthless or Irrecoverable Assets, or Assets, likely to be Worthless or Irrecoverable among commercial Banks, dated December 7, 2006. It stipulates that commercial banks change provisioning criteria for loans classified as "sub-standard", "doubtful" and "loss" at 100 percent for the difference between the book value of loans and NPV of expected cash flow from debtors, or NPV of expected proceeds from sale of collateral, using the assessment periods and methods as specified by BOT. BOT, however, has granted an exemption for commercial banks to gradually raise allowance for doubtful accounts, under the new regulation within 2007.

Former Regulation

The BOT criteria stipulated provisioning requirement at 20 percent for loans, classified as "sub-standard" , and 50 percent for loans, classified as "doubtful" , and 100 percent for loans, classified as "loss", for the difference between the book value of loans and collateral value, which would rely on types of collateral assets and assessment periods.

In Q4/2006, the Bank raised the allowance for doubtful accounts, totally in accordance with the new BOT regulation.

[1] as part of NPL

mw

ธนาคารกสิกรไทย
KASIKORNBANK

- **Classified Loans**

Million Baht

	Consolidated							
	31 Dec 2006 (New Regulation)				30 Sep 2006 (Former Regulation)			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	623,684	314,275	1	3,173	594,114	269,984	1	5,946
Special mention	8,469	2,075	2	42	7,781	1,823	2	156
Sub standard	7,777	3,242	100	3,242	7,788	2,727	20	545
Doubtful	10,298	3,805	100	3,805	12,250	3,321	50	1,660
Doubtful of loss	29,030	14,130	100	14,130	34,048	12,763	100	12,838
Total	679,258	337,527		24,392	655,981	290,618		21,145
Revaluation allowance for debt restructuring				1,290				2,987
Total				25,682				24,132
Allowance established in excess of BOT regulations for NPLs and Normal loans				7,311				12,131
Kasikorn Securities Public Co., Ltd.	315			-				
Total	679,573			32,993				36,263

Million Baht

	The Bank							
	31 Dec 2006 (New Regulation)				30 Sep 2006 (Former Regulation)			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total Provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	628,919	331,340	1	3,339	600,078	276,822	1	6,001
Special mention	7,917	2,016	2	41	7,331	1,587	2	147
Sub standard	7,723	3,226	100	3,226	7,737	2,677	20	535
Doubtful	10,263	3,794	100	3,794	12,199	3,270	50	1,635
Doubtful of loss	20,686	10,201	100	10,201	22,972	7,962	100	8,037
Total	675,518	350,577		20,601	650,317	292,318		16,355
Revaluation allowance for debt restructuring				1,259				2,934
Total				21,860				19,289
Allowance established in excess of BOT regulations for NPLs and Normal loans				6,112				10,025
Total				27,972				29,314

mw

>> **Liabilities and Shareholders' equity**

Million Baht

	31 Dec 06	30 Sep 06	Change
Total Liabilites	847,271	823,414	23,857
▪Deposits	750,985	730,209	20,776
▪Liability payable on demand	6,871	5,820	1,051
▪Short-term borrowings	26,620	27,745	(1,125)
Shareholders' equity	88,238	85,045	3,193

The items of Total Liabilities and shareholders' equity having significant changes are as follows:

- **Deposits**, up from the preceding quarter by Baht 20,776 million or 2.85% due mainly to a growth of saving deposits.

Million Baht

Type of deposits	31 Dec 06	30 Sep 06	Change
Current	41,560	37,931	3,629
Saving	345,358	322,130	23,228
Fixed 3 months	176,535	175,410	1,125
Fixed 6 – 11 months	106,406	120,332	(13,926)
Fixed 12 months and upward	81,126	74,406	6,720
Total	750,985	730,209	20,776

- **Liabilities payable on demand**, up by Baht 1,051 million or 18.06% due mainly to increasing in the suspense transactions of cash received transferring from oversea customer.
- **Short-term borrowings**, down from the preceding quarter by Baht 1,125 million or 4.05% due to a maturity short-term debentures in this quarter.
- **Shareholders' equity**, up by Baht 3,193 million or 3.75% as a result of operation income amount of Baht 3,429 million in this quarter.

>> **Capital Funds**

Million Baht

	31 Dec 06	30 Sep 06	Change
Tier 1*	71,938	71,932	6
Tier 2	29,458	31,655	(2,197)
Total Tier*	101,396	103,587	(2,191)
Risk weighted assets	688,272	643,974	44,298
Tier 1 capital ratio*	10.45%	11.17%	(0.72)%
Total capital ratio*	14.74%	16.09%	(1.35)%

* excluding net profit of each period.

mw

ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05
Investments										
Debt Instruments	97,217	95,788	75,910	91,704	92,408	96,743	95,251	75,363	91,041	91,708
▪ Government and state enterprise securities										
>> Trading investments	6,134	13,140	6,017	3,090	1,155	6,124	12,140	5,651	3,090	1,155
>> Available-for-sale investments	44,154	42,449	30,342	35,145	26,125	44,154	42,449	30,342	35,145	26,125
>> Held-to-maturity investments	11,138	11,660	11,738	16,727	21,708	10,650	11,123	11,538	16,064	21,014
▪ Private enterprise debt instruments										
>> Trading investments	493	1	-	-	-	493	1	-	-	-
>> Available-for-sale investments	1,436	1,553	1,742	1,786	2,178	1,436	1,553	1,741	1,786	2,178
>> Held-to-maturity investments	980	980	1,001	181	222	980	980	1,001	181	222
▪ Foreign debt instruments										
>> Available-for-sale investments	29,843	22,896	17,219	26,427	27,522	29,843	22,896	17,219	26,427	27,522
>> Held-to-maturity investments	3,063	4,109	7,871	8,348	13,491	3,063	4,109	7,871	8,348	13,491
Equity Securities	4,770	5,511	5,768	6,327	7,162	13,140	13,411	13,774	13,685	14,359
>> Trading investments	242	237	238	241	-	242	247	238	241	-
>> Available-for-sale investments	814	868	919	1,134	1,086	793	853	908	1,083	1,036
>> General investments	3,231	3,877	4,112	4,480	5,626	2,544	2,817	3,041	3,248	4,356
>> Investment in subsidiaries & associated companies	483	445	499	473	451	9,561	9,494	9,587	9,113	8,967
Total Investment-net	101,987	101,305	81,678	98,031	99,565	109,883	108,662	89,137	104,726	106,067
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	5,978	1,483	2,520	1,624	4,014	4,938	1,214	2,074	1,138	3,688
Restructured loans	61,314	67,050	68,474	70,273	71,471	54,635	59,447	60,581	61,856	62,220
Non-performing loans net (NPL net) *	27,233	N/A	N/A	N/A	N/A	20,886	N/A	N/A	N/A	N/A
Total loans used for NPL net ratio calculation*	660,098	N/A	N/A	N/A	N/A	658,351	N/A	N/A	N/A	N/A
NPL net to total loans*(%)	4.13	N/A	N/A	N/A	N/A	3.17	N/A	N/A	N/A	N/A
Non-performing loans gross (NPL gross)	46,495	53,210	54,038	54,836	56,217	38,291	42,460	42,493	42,867	44,388
Total loans used for NPL gross ratio calculation	679,312	657,050	639,453	637,696	632,922	675,756	651,681	633,863	622,343	627,066
NPL gross to total loans (%)	6.84	8.11	8.45	8.75	8.88	5.67	6.52	6.70	6.89	7.08
Classified loans										
>> Pass	633,684	594,114	573,658	552,718	566,600	628,919	600,078	579,999	559,821	572,805
>> Special mention	8,469	7,781	8,088	14,359	5,072	7,917	7,331	7,750	13,890	4,860
>> Sub standard	7,777	7,788	7,755	5,436	4,615	7,723	7,737	7,708	5,384	4,304
>> Doubtful	10,298	12,250	11,711	10,861	12,110	10,363	12,109	11,678	10,830	12,083
>> Doubtful of loss	39,030	34,048	35,410	39,310	40,385	20,696	22,973	23,593	27,037	28,157
Total	679,258	655,981	636,622	622,674	628,692	675,618	650,217	630,728	616,942	622,409
Kasikorn Securities Public Co., Ltd.	315	-	-	-	-	-	-	-	-	-
Total	679,573	655,981	636,622	622,674	628,692	675,618	650,317	630,728	616,942	622,409
Allowance for doubtful accounts	32,993	36,263	36,115	37,027	37,430	27,973	29,314	28,860	29,274	29,076
Allowance as required by BOT	25,682	24,132	23,467	24,663	26,016	21,860	19,289	18,416	19,079	20,293
Allowance to allowance as required by BOT(%)	128.47	150.27	153.89	150.13	143.80	127.96	151.97	156.71	153.44	143.28
Properties foreclosed-net										
Properties foreclosed	18,727	19,585	19,971	20,139	20,520	13,425	14,218	14,580	14,750	15,225
Less Allowance for impairment	(2,232)	(2,816)	(2,763)	(2,934)	(3,057)	(1,796)	(2,385)	(2,336)	(2,526)	(2,622)
Properties foreclosed-net	16,495	16,769	17,208	17,205	17,463	11,629	11,833	12,244	12,224	12,603
Deposits										
>> Current	41,360	37,931	38,397	42,325	39,674	41,897	38,183	38,469	42,456	39,934
>> Saving	345,358	322,330	339,063	381,342	390,021	345,669	322,339	339,370	381,793	390,891
>> Fixed 3 months	176,535	175,410	182,440	207,965	190,220	176,535	175,410	182,440	207,965	190,220
>> Fixed 6 – 11 months	106,406	120,332	72,464	41,485	17,408	106,824	120,882	72,514	41,485	17,408
>> Fixed 12 months and upward	81,126	74,406	54,810	54,750	53,014	81,126	74,406	54,810	54,790	53,014
Total deposits	750,985	730,209	687,164	727,807	690,337	752,053	730,700	687,603	728,489	691,467

* In the forth quarter of 2006, the Bank is in accordance with BOT regulation regarding "Summary statement of assets and liabilities" dated 7 December 2006.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05
Capital funds ratio[1]										
Tier 1 capital ratio	10.45	11.17	10.47	9.94	9.53	11.41	11.65	11.63	11.53	10.50
Tier 2 capital ratio	4.29	4.92	5.03	5.12	4.93	4.29	4.92	5.03	5.12	4.93
Total Capital funds ratio	14.74	16.09	15.51	15.07	14.47	15.70	16.57	16.66	16.65	15.43

(1) Calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiaries asset management companies. (From the first quarter of 2006 onwards, the ratios are only calculated from the financial statements of the Bank and Phethai – AMC since Ploy – AMC is already liquidated on 22 December 2006.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		31 Dec 06	30 Sep 06	%Change	30 Jun 06	31 Mar 06	31 Dec 05
Common share information:							
Per share (Baht)	- basic earnings	1.44	1.29	11.63	1.49	1.52	1.12
	- book value	37.04	35.70	3.75	34.61	34.42	32.91
Share price [1] (Baht)	- high	73.50	70.50	4.26	72.00	76.50	70.50
	- low	49.75	54.50	(8.72)	54.00	63.00	58.50
	- closing	61.50	67.00	(8.21)	59.00	66.00	70.00
Common shares outstanding	- average basic (thousand share)	2,382,125	2,381,898	0.01	2,381,536	2,380,311	2,373,204
	- end of quarter (thousand share)	2,382,149	2,381,941	0.01	2,381,579	2,381,188	2,373,294
Market capitalization (Million Baht)		146,502	159,590	(8.20)	140,513	157,158	166,131
Value measures:							
Price to book value ratio (PBV)		1.66	1.88	(11.70)	1.70	1.92	2.13
Operating results (Million Baht)							
Interest and dividend income		14,503	13,144	10.34	12,838	11,324	10,362
Interest expenses		5,614	4,631	21.23	4,049	2,902	2,160
Net income from interest and dividends		8,889	8,513	4.42	8,789	8,422	8,202
Bad debt and doubtful accounts [2]		1,596	1,458	9.47	1,314	1,051	1,468
Non-interest income		3,956	3,740	5.78	3,358	3,104	3,392
Non-interest expenses		7,762	6,377	21.72	5,961	5,465	6,461
Total income [3]		12,845	12,253	4.83	12,147	11,526	11,594
Net income		3,429	3,076	11.48	3,545	3,615	2,660
Operating measures:							
Net interest margin [4]		4.05%	4.07%	(0.02)	4.26%	4.07%	4.07%
Efficiency ratio		60.43%	52.04%	8.39	49.07%	47.41%	55.73%
Return on average assets (ROA) [5]		1.49%	1.40%	0.09	1.63%	1.67%	1.27%
Return on average equity (ROE) [6]		15.83%	14.69%	1.14	17.25%	18.07%	13.83%
Number of employees		11,219	10,986	2.12	10,765	10,392	10,303
Balance sheet information (Million Baht)							
Loans		677,760	654,029	3.63	634,670	620,813	626,946
Allowance for doubtful accounts [7]		32,993	36,263	(9.02)	36,115	37,027	37,439
Non-performing loans net (NPL net)		27,282	N/A	N/A	N/A	N/A	N/A
Non-performing loans (NPL gross)		46,495	53,310	(12.78)	54,038	54,826	56,217
Total assets		935,509	908,459	2.98	844,568	891,602	837,309
Deposits		750,985	730,209	2.85	687,164	727,807	690,337
Total liabilities		847,271	823,414	2.90	762,139	809,630	759,193
Shareholders' equity [8]		88,238	85,045	3.75	82,429	81,972	78,114
Average assets		921,984	876,514	5.19	868,085	864,456	838,616
Average earning assets [9]		878,401	836,126	5.06	825,981	826,799	805,095
Average shareholders' equity [8]		86,643	83,737	3.47	82,201	80,043	76,935
Risk weighted assets		688,839	643,974	6.97	629,055	628,934	653,636
Balance sheet quality measures:							
Loans to deposits ratio		90.25%	89.57%	0.68	92.36%	85.30%	90.82%
Shareholders' equity to risk weighted assets		12.81%	13.21%	(0.40)	13.10%	13.03%	11.95%
Return on risk weighted assets [8]		1.99%	1.91%	0.08	2.25%	2.30%	1.63%
Tier 1 capital ratio		10.45%	11.17%	(0.72)	10.47%	8.94%	9.53%
Total capital ratio		14.74%	16.09%	(1.35)	15.51%	15.07%	14.47%
NPL net to loans [1]		4.13%	N/A	N/A	N/A	N/A	N/A
NPL gross to loans [8]		6.84%	8.11%	(1.27)	8.45%	8.73%	8.68%
Total allowance to loans		4.87%	5.54%	(0.67)	5.69%	5.96%	5.97%
Total allowance to NPL gross		70.86%	68.02%	2.84	66.83%	67.54%	66.60%
NPL gross after allowance (Million Baht)		13,502	17,047	(20.80)	17,923	17,799	18,778

ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Financial Highlights – Consolidated financial statement (continued)

[๑] local board / high-low share prices during the quarter

[๒] Including loss on debt restructuring

[๓] Total income = Net income from interest and dividend + Non-interest income

[๔] Annualized

[๕] Including revaluation allowance for debt restructuring

[๖] Excluding minority interest

[๗] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[๘] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

[๙] Loans used in calculation are loans to general customers and loans to financial institutions

MN

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding				
	31 Dec 06	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05
Phatra Asset Management Co., Ltd. (Phatrai-AMC)	99.99	99.99	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. (Ploy-AMC)	-*	-*	-*	-*	99.99
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Asset Management Co., Ltd. (KAsset)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.98	99.98	99.98
>> Kasikorn Factoring Co., Ltd. (KFactoring)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Leasing Co., Ltd. (KLeasing)	99.99	99.99	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. (PLB)	99.99	99.99	99.99	99.99	99.99

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

* The Bank's consolidated financial statements exclude the financial statements of Ploy Asset Management Co., Ltd. from the first quarter of 2006 onwards since it has been already terminated its operations and already liquidated on 22 December 2006.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.